EXHIBIT 99.2
BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	NIRE. 35300010230
A Publicly Listed Company

Convening Notice

ORDINARY GENERAL MEETING

The Board of Directors hereby invites the Stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. to attend the Ordinary General Meeting to be held on April 25, 2007 at 3:00 p.m. in the auditorium of the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, in the city and state of São Paulo for the purpose of:

1.      presenting the Management Report, Reports of the Fiscal Council and the Independent Auditors and the Summaries of the Audit Committee’s Reports and approving the balance sheets, other accounting statements and explanatory notes for the fiscal year ending December 31, 2006;

2. approving the distribution of the net income for the fiscal year;

3.      electing members of the Board of Directors; pursuant to CVM Instructions 165/91 and 282/98, notice is hereby given that the eligibility for multiple voting rights in the election of members of the Board of Directors is contingent on those requesting the said rights representing at least 5% of the voting capital;

4.      electing members of the Fiscal Council; pursuant to Paragraph 4, Article 161 of Law 6,404/76, the preferred stockholders shall be entitled to elect on the basis of a separate vote, an effective member and respective alternate;

5.      setting the amount to be allocated for the compensation of the members of the Board of Executive Officers and the Board of Directors and the Advisory and International Advisory Boards and the compensation of the councilors of the Fiscal Council.

São Paulo-SP, April 9, 2007.
BOARD OF DIRECTORS

OLAVO EGYDIO SETUBAL
Chairman

ALFREDO EGYDIO SETUBAL
Investor Relations Officer